
TSINGTAO
青島啤酒

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 31, 2006

The Office of International Corporate
The Securities and Exchange Commis
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.


06018207

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 31, 2006

A. 2006 THIRD QUARTERLY REPORT.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2006 THIRD QUARTERLY REPORT

The quarterly report (unaudited) set out in this announcement was prepared in accordance with PRC GAAP and the regulations on the preparation and disclosure of quarterly reports laid down by the China Securities Regulatory Commission, and has been reviewed and approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company") . The Board and its Directors warrants that, there are no false descriptions or misleading statements in or material omissions from the information contained in this report, and they severally and jointly take full responsibilities for the authenticity, accuracy and completeness of its contents. This announcement is made in accordance with the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. COMPANY INFORMATION

Stock Name : TSINGTAO BREW (H-Share), S青島啤(A-Share)
Stock Code : 0168 (H-Share), 600600 (A-Share)
Secretary to the Board : YUAN Lu
Representative for Securities Affairs : ZHANG Rui Xiang
Address : Room 1720, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao
Tel : 86-532-85713831, 85776071
Fax : 86-532-85713240
E-mail : secretary@tsingtao.com.cn

II. FINANCIAL INFORMATION

1. Major accounting data and financial indicators (Unit: RMB)

	At the end of the reporting period	At the end of the corresponding period in the prior year	Increase/decrease of the end of reporting period versus the end of the corresponding period in the prior year (%)
Total assets	10,456,788,597.00	9,589,116,733.00	9.05
Shareholders' equity (excluding minority interests)	5,175,426,967.00	4,941,429,679.00	4.74
Net asset per share	3.96	3.78	4.76
Adjusted net asset per share	3.93	3.75	4.80

	For the reporting period (Jul — Sep)	From the beginning of the year to the end of the reporting period (Jan — Sep)	Increase/decrease for the reporting period versus the corresponding period in the prior year (%)
Net cash flow generated from operating activities	421,557,218.00	1,782,046,588.00	(23.85)
Earnings per share	0.1622	0.3166	26.92
Return on net assets (%)	4.10%	8.00%	Increase 0.73 percentage point
Return on net assets after adjusting for extraordinary profit/loss items (%)	3.28%	6.87%	Increase 0.17 percentage point

Extraordinary profit and loss items	Amount (Unit: RMB)
Profit/loss arising from the disposal of long-term investments, fixed assets, projects under construction, intangible assets and other long-term assets	37,168,970
Government subsidies in various forms	44,583,089
Other non-operating incomes and expenditures after provision for impairment of asset value made in accordance with the requirements of the enterprise accounting system in the ordinary course by the Company	(2,164,780)
Effect of income tax	(20,718,596)
Total	58,868,683

2. Profit Statement (Unit: RMB)

	Item	Consolidated		Parent	
		For the current period (Jul — Sep)	For the correrspondíng period in the prior year (Jul — Sep)	For the current period (Jul — Sep)	For the correrspondíng period in the prior year (Jul — Sep)
I.	Income from principal operations	3,667,899,185	3,286,497,383	1,434,255,054	1,122,043,181
	Less: cost of sales for principal operations	2,080,148,880	1,896,830,272	867,258,473	621,140,715
	Sales tax and surcharge for principal operations	384,537,579	346,734,681	63,890,508	57,206,728
II.	Profit from principal operations	1,203,212,726	1,042,932,430	503,106,073	443,695,738
	Add: profits from other operations	4,574,576	14,329,636	853,777	7,451,353
	Less: selling expenses	687,647,524	587,205,917	240,117,266	224,984,001
	Administrative costs	263,471,462	238,059,543	102,346,651	68,366,940
	Financial costs	(5,029,756)	(7,451,845)	(4,362,068)	(6,110,388)
III.	Operating profit	261,698,072	239,448,451	165,858,001	163,906,538
	Add: investment gains	(1,154,264)	(353,726)	48,657,936	39,167,350
	Subsidies	18,904,262	18,984,309	0	0
	Non-operating income	39,545,625	6,046,311	37,637,588	2,469,372
	Less: non-operating expenses	9,359,503	10,595,034	902,362	7,137,762
IV.	Total profit	309,634,192	253,530,311	251,251,163	198,405,498
	Less: income tax	77,535,164	64,482,972	39,284,224	33,627,065
	Less: minority interests	19,875,889	21,904,303	0	0
	Add: unrecognised investment loss				
V.	Net Profit	212,223,139	167,143,036	211,966,939	164,778,433

	Item	Consolidated		Parent	
		For the current period (Jan — Sep)	For the correrspondíng period in the prior year (Jan — Sep)	For the current period (Jan — Sep)	For the correrspondíng period in the prior year (Jan — Sep)
I.	Income from principal operations	9,435,550,149	8,263,679,566	3,601,204,075	2,817,341,169
	Less: cost of sales for principal operations	5,463,096,068	4,842,862,198	2,101,060,064	1,556,704,569
	Sales tax and surcharge for principal operations	961,507,727	864,927,122	169,128,531	145,595,889

	Item	Consolidated For the current period (Jan — Sep	Consolidated For the corrersponding period in the prior year (Jan — Sep)	Parent For the current period (Jan — Sep	Parent For the corrersponding period in the prior year (Jan — Sep)
II.	Profit from principal operations	3,010,946,354	2,555,890,246	1,331,015,480	1,115,040,711
	Add: profits from other operations	29,365,655	33,979,550	2,951,254	8,318,168
	Less: selling expenses	1,754,056,183	1,418,883,607	632,235,232	565,643,146
	Administrative costs	649,036,632	603,319,337	200,123,280	153,041,674
	Finnaical costs	5,468,283	17,519,152	1,996,193	3,936,774
III.	Operating profit	631,750,911	550,147,700	499,612,029	400,737,285
	Add: investment gains	12,091,674	(1,429,881)	(29,754,021)	5,002,634
	Subsidies	44,583,089	47,370,248	0	0
	Non-operating income	44,327,573	15,162,670	38,133,374	2,910,951
	Less: non-operating expenses	77,540,635	66,518,454	3,147,988	11,914,206
IV.	Total profit	655,212,612	544,732,283	504,843,394	396,736,664
	Less: income tax	191,174,591	147,938,052	96,379,699	69,043,114
	Less: minoirty interests	49,818,374	66,497,681	0	0
	Add: unrecognised investmenet loss				
V.	Net Profit	414,219,647	330,296,550	408,463,695	327,693,550

III. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES AT THE END OF THE REPORTING PERIOD

1. Total number of shareholders at the end of reporting period (Account): 45,002

2. Shareholdings of the top ten holders of listed shares (Unit: Share)

Name of shareholder	Number of listed shares held at the end of reporting period	Class
HKSCC Nominees Limited	295,157,373	H-Share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H-Share
Law Debenture Trust (Asia) Limited	91,575,342	H-Share
IFC — HSBC — Bill & Melinda Gates Foundation	21,289,578	A-Share
National Social Security Fund 108	12,805,002	A-Share
Shenyin & Wanguo — HSBC — Merrill Lynch International	11,762,689	A-Share
National Social Security Fund	103 9,638,054	A-Share
National Social Security Fund	102 9,214,165	A-Share
China Industrial and Commercial Bank — E Fund Value Selection Fund	5,028,613	A-Share
Shenyin & Wanguo — CitiBank — Deutshe Bank Aktiengesellschaft	4,407,953	A-Share

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. Brief analysis to the overall operating activities during the reporting period

During the reporting period, the Company obtained great achievements in the optimization of its brands and adjustments of its product structure by further promoting its organizational reform and marketing strategies with main line of Olympic marketing in accordance with its determined annual working guidelines, which consolidated its leading position in the national brewery industry and improved its international and fashionable image of Tsingtao brand. By maintaining the opportunity of Olympic marketing, the Company realized the continuous growth of output and sales volumes, incomes from principal operations, total profit

and national market share by promoting its sales model of "three-in-one" centralized with brand promotion, product sales and experience from consumers with greater efforts in exploring mid-high end markets; from the first to the third quarter, the Company's accumulated sales volume realized 37.47 million hl with y-o-y growth of 9.1%, in which that of the principal brand reached 12.85 million hl with y-o-y growth of 16%; sales income realized RMB 9,435,550,000 with y-o-y growth of 14.2%; net profit reached RMB414,220,000 with y-o-y growth of 25%; while its overseas sales reached 0.45 million hl with y-o-y growth of 10%; the product structure kept its trend of further optimization with the sales volume of the Company's top 6 brands accounting for 75% of the total sales volume.

Meanwhile, the Company strengthened its construction of base markets for a solid basis for its future market development by further enlarging its production size through construction of new production bases, and technical improvements and enlargement towards its existing enterprises.

Facing the fiercer competition in the national beer market, the Company will further promote its organizational reform, optimization of brands and product structure under the guide of market to maintain its continuous improvements in the market competition and profitability. Therefore, the Company's management is very confident to reach its full-year sales target.

2. Major business or products accounting for more than 10% of the total income or profit from principal operations (Unit: RMB)

	Income from principle operations	Cost of sales of principle operations	Gross margin (%)
By business			
Beer	3,667,899,149	2,080,149,068	32.80
By Products			
Beer	3,667,899,149	2,080,149,068	32.80
Including: related party transactions	59,862,288	34,925,614	
Pricing principles of related party transactions	In accordance with market price		

3. Seasonal or cyclic characteristics of the Company's operation

Beer sales are characterised by distinctive peak seasons and low seasons. The first and fourth quarter during the year are generally low seasons for beer sales.

Tsingtao Brewery Company Limited

30 October 2006

Directors of the Company as of the date hereof :

Executive Directors:	*Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS, and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok*